PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	June 30,	December 31,
	2004	2003
Short-term debt	$35.4	50.5
Current portion of long-term debt	207.7	204.6
Long-term debt	1,395.3	1,703.9

Total debt	1,638.4	1,959.0
Minority interests in consolidated subsidiaries	459.1	70.2
Shareholders’ equity	3,604.7	3,063.8

Total capitalization	$5,702.2	5,093.0

Ratio of total debt to total capitalization	28.7%	38.5%